UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                January 29, 2007

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                           PETROLEUM GEO-SERVICES ASA
             (Exact name of registrant as specified in its charter)


                      STRANDVEIEN 4, N-1325 LYSAKER, NORWAY
                    (Address of principal executive offices)

                                    001-14614
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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SHARE REPURCHASE PROGRAM APPROVED

JANUARY 26, 2007: OSLO, NORWAY, Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE and NYSE: PGS) announced today that its extraordinary general meeting December 13, 2006, approved a share repurchase program.

Under the program, Petroleum Geo-Services is authorized to repurchase up to 10% of the company's share capital, corresponding to shares with a face value of in total NOK 54 million. The minimum amount which may be paid for each share acquired is NOK 3 and the maximum amount is NOK 300.

The authorization to repurchase shares is valid seven months after registration by the Company Registry.

The purpose of the share repurchase program is to allow for a more optimal capital structure of the Company. Further, it is the opinion of the Board in Petroleum Geo-Services that treasury shares will give the Company flexibility in terms of satisfying employee share incentive plans and to fund possible acquisitions and other possible corporate transactions by the Company.


The shares repurchased under the program are to be acquired at market terms on a regulated market where the shares in Petroleum Geo-Services are traded. The shares are to be disposed of either as part of satisfying existing or future employee incentive schemes, as part of consideration payable for acquisitions made by the Company, as considerations for any mergers, demergers or acquisitions involving the company, by way of cancellations of the shares in part of full, or to raise funds for specific investments.

                                      ****

Petroleum Geo-Services is a focused geophysical company providing a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. The company also possesses the world's most extensive multi-client data library. PGS operates on a worldwide basis with headquarters at Lysaker, Norway.

For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20-F for the year ended December 31, 2005. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.


FOR DETAILS, CONTACT:
OLA BOSTERUD
Phone: +47 67 52 64 00
Cellular:  +47 90 95 47 43

CHRISTOPHER MOLLERLOKKEN
Phone: +47 67 52 64 00
Cellular: +47 90 27 63 55

US INVESTOR SERVICES
Katrina Green
Phone: +1 281 509 8000



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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PETROLEUM GEO-SERVICES ASA
                                       -----------------------------------------
                                                     (Registrant)

   January 29, 2007                           /s/ CHRISTOPHER MOLLERLOKKEN
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        (Date)                                 Christopher Mollerlokken
                                              Investor Relations Manager